The information in this preliminary prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-151725

Subject to Completion. Dated June 18, 2008.

Prospectus Supplement to Prospectus dated June 18, 2008.

3,600,000 Shares

Common Stock

We are offering 3,600,000 shares of common stock in this offering. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “COG.” The last reported sale price of our common stock on June 17, 2008 was $71.11 per share.

See “Risk Factors” on page S-9 of this prospectus supplement to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cabot	$	$

To the extent that the underwriters sell more than 3,600,000 shares of common stock, the underwriters have the option to purchase up to an additional 540,000 shares from us at the initial price to public less the underwriting discount.

Goldman, Sachs & Co., on behalf of the underwriters, expects to deliver the shares against payment therefor on or about June     , 2008.

Goldman, Sachs & Co.

KeyBanc Capital Markets

Banc of America Securities LLC
BMO Capital Markets
Howard Weil Incorporated
Jefferies & Company
JPMorgan
Tristone Capital
Tudor, Pickering, Holt & Co.

Prospectus Supplement dated June     , 2008.

Prospectus Supplement

Prospectus
About This Prospectus	2
About Cabot Oil & Gas Corporation	2
Where You Can Find More Information	2
Forward-Looking Information	4
Use of Proceeds	4
Description of Capital Stock	4
Plan of Distribution	8
Legal Matters	9
Independent Registered Public Accounting Firm	9
Experts	9

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. No dealer, salesperson or other person is authorized to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to our business. The second part, the accompanying prospectus, gives more general information. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

Cabot Oil & Gas Corporation

We are a leading independent oil and gas company engaged in the development, exploitation, exploration, production and marketing of natural gas, and to a lesser extent, crude oil and natural gas liquids from our properties in North America. We also transport, store, gather and produce natural gas for resale. Our exploitation and exploration activities are concentrated in areas with known hydrocarbon resources, which are conducive to multi-well, repeatable drilling programs. Our program is designed to be disciplined and balanced with a focus on achieving strong financial returns.

Our five principal areas of operation are the Appalachian Basin, onshore Gulf Coast, including south and east Texas and north Louisiana, the Rocky Mountains, the Anadarko Basin and the deep gas basin of Western Canada. Operationally, we have four regional offices located in Houston, Texas; Charleston, West Virginia; Denver, Colorado; and Calgary, Alberta.

Recent Developments

East Texas Acquisition

On June 4, 2008, we announced that we entered into a definitive purchase and sale agreement to acquire certain producing oil and gas properties, leasehold acreage and a gathering infrastructure, all located in Panola and Rusk counties, Texas, from private sellers not affiliated with us. We estimate that proved reserves to be acquired totaled approximately 176 billion cubic feet equivalent (Bcfe) as of May 1, 2008, allocated mainly to the Cotton Valley formation, and that production from the properties was approximately 32 million net cubic feet of natural gas equivalent (Mmcfe) per day. The properties are located near our existing Minden field, and most of the producing properties are operated by the sellers. The assets to be purchased include:

•	approximately 25,000 gross acres in the Minden area in east Texas; and

•	approximately 33 miles of pipeline, 5,400 horsepower of compression and four water disposal wells.

The purchase price for these assets of $602.8 million in cash is subject to adjustment based on each party’s share of production proceeds received and expenses paid for periods before and after the effective date of May 1, 2008 and other factors. The purchase price may be further adjusted due to title defects or environmental defects related to the properties if the cost or value reduction attributable to any of these conditions exceeds certain deductible amounts.

The closing of the transaction, which we refer to as the East Texas Acquisition, is expected to occur in August 2008, subject to customary closing conditions. Accordingly, we cannot assure you that the East Texas Acquisition will close as expected.

The agreement contains customary representations and warranties. Either party may terminate the agreement if the closing has not occurred by November 17, 2008, in the event of a casualty loss in excess of $60.3 million, or if title defects or environmental defects exceed $60.3 million.

We expect to finance the East Texas Acquisition and pay related fees and expenses with the net proceeds from this offering and with debt, consisting of a private placement of new long-term senior notes and borrowings under our revolving credit agreement. Please read “Use of Proceeds.”

Amendment to Revolving Credit Facility

On June 18, 2008, we amended our revolving credit agreement to increase the commitments of the lenders from $250 million to $350 million pursuant to the “accordion” feature in the credit agreement and to eliminate certain subsidiary guarantor requirements.

Payments Under Our Supplemental Employee Incentive Plan

Based on the closing price of our common stock equaling or exceeding $60.00 per share for 20 trading days within a period of 60 consecutive trading days, on June 19, 2008, we will pay a total of $12.7 million to our non-officer employees pursuant to our Supplemental Employee Incentive Plan, and in connection with this payment, we expect to incur an after-tax charge of $7.1 million in the second quarter of 2008. The plan was intended to provide a compensation tool tied to stock market value creation to serve as an incentive and retention vehicle for full-time non-officer employees.

Addition to S&P 500

Standard & Poor’s Index Services (“S&P”) has announced that, effective as of the close of trading on June 20, 2008, it will include our common stock in the S&P 500, which is comprised of 500 common stocks that S&P selects. Index funds whose portfolios are primarily based on stocks included in the S&P 500 may be required to purchase shares of our common stock as a result of the inclusion of our common stock in the index.

The Offering

Common stock offered by Cabot	3,600,000 shares (1)

Common stock outstanding after this offering	101,939,060 shares (1)(2)

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase a maximum of 540,000 additional shares of our common stock on the same terms and conditions and at the price to public less the underwriting discount set forth on the cover page of this prospectus to cover over-allotments, if any.

Use of proceeds	The net proceeds from this offering, after deducting discounts to the underwriters and estimated expenses of the offering, are expected to be approximately $245 million, based on an assumed offering price to the public of $71.11 per share. These net proceeds, together with the proceeds of a private placement of long-term debt and borrowings under our revolving credit agreement, are expected to be used to finance the purchase price related to our pending East Texas Acquisition and to pay related fees and expenses. Any net proceeds from this offering that we do not use for the purposes described above will be used for general corporate purposes, which may include funding capital expenditures related to our drilling activities. Please read “Use of Proceeds.”

NYSE symbol	COG

(1)	Excludes 540,000 shares that may be issued to the underwriters pursuant to their option to purchase additional shares.
(2)	Based on 98,339,060 shares of our common stock outstanding at June 1, 2008. Excludes approximately 1,732,655 shares potentially issuable as of June 1, 2008, consisting of 491,930 stock appreciation rights with a weighted-average exercise price of $32.26 per share; 71,000 stock options with a weighted-average exercise price of $20.21 per share; and 1,169,725 restricted stock awards (including performance shares).

Summary Consolidated Financial Information

The following table sets forth summary historical consolidated financial information as of and for each of the three years ended December 31, 2007, 2006 and 2005 and the three months ended March 31, 2008 and 2007. This information was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 and from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, each of which is incorporated by reference in this prospectus supplement, and from our Quarterly Report on Form 10-Q for the three months ended March 31, 2007. The financial information below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands, except per share amounts)
Statement of Operations Data
Operating Revenues	$219,651	$191,573	$732,170	$761,988	$682,797
Impairment of Oil and Gas Properties	—	—	4,614	3,886	—
Gain on Sale of Assets(1)	—	7,920	13,448	232,017	74
Income from Operations	76,072	79,185	274,693	528,946	258,731
Net Income	45,975	48,547	167,423	321,175	148,445
Basic Earnings per Share(2)	$0.47	$0.50	$1.73	$3.32	$1.52
Diluted Earnings per Share(2)	$0.46	$0.50	$1.71	$3.26	$1.49
Dividends per Common Share(2)	$0.030	$0.020	$0.110	$0.080	$0.074
Balance Sheet Data (at end of period)
Properties and Equipment, Net	$1,972,023	$1,568,108	$1,908,117	$1,480,201	$1,238,055
Total Assets	2,329,990	1,843,357	2,208,594	1,834,491	1,495,370
Current Portion of Long-Term Debt	20,000	20,000	20,000	20,000	20,000
Long-Term Debt	350,000	210,000	330,000	220,000	320,000
Stockholders’ Equity	1,064,246	965,893	1,070,257	945,198	600,211

(1)	Gain on Sale of Assets for 2007 and 2006 reflects $12.3 million and $231.2 million, respectively, related to the 2006 south Louisiana and offshore properties sale, which was substantially completed in the third quarter of 2006.
(2)	All Earnings per Share and Dividends per Common Share figures have been retroactively adjusted for the 2-for-1 split of our common stock effective March 31, 2007 as well as the 3-for-2 split of our common stock effective March 31, 2005.

Summary Reserve Information

The following table presents our estimated proved reserves at December 31, 2007 by region.

	Natural Gas (Mmcf)(1)			Liquids (Mbbl)(2)			Total (Mmcfe)(3)
	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
East	548,762	227,218	775,980	404	—	404	551,187	227,218	778,405
Gulf Coast	185,243	104,770	290,013	3,778	1,917	5,695	207,911	116,273	324,184
Rocky Mountains	196,543	63,100	259,643	1,668	317	1,985	206,548	65,000	271,548
Mid-Continent	171,819	27,869	199,688	1,001	41	1,042	177,825	28,118	205,943
Canada	31,570	3,059	34,629	175	27	202	32,620	3,219	35,839

Total	1,133,937	426,016	1,559,953	7,026	2,302	9,328	1,176,091	439,828	1,615,919

(1)	Mmcf means million cubic feet.
(2)	Liquids include crude oil, condensate and natural gas liquids. Mbbl means thousand barrels.
(3)	Natural gas equivalents are determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil, condensate or natural gas liquids. Mmcfe means million cubic feet equivalent.

The average natural gas and oil prices related to proved reserves at December 31, 2007 were $6.91 per Mcf of natural gas and $94.94 per barrel of oil. The average prices related to proved reserves do not include the realized impact of derivative instrument settlements.

Summary Production, Sales, Prices and Costs Data

The following table presents regional historical information about our net wellhead sales volume for natural gas and crude oil (including condensate and natural gas liquids), produced natural gas and crude oil realized sales prices and production costs per equivalent.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
Net Wellhead Sales Volume
Natural gas (Bcf)(1)
East	6.0	5.8	24.4	23.5	21.4
Gulf Coast	7.4	6.5	26.8	30.0	28.1
West	6.4	6.5	25.4	23.6	23.2
Canada	1.2	1.1	3.9	2.6	1.2
Crude/Condensate/Ngl (Mbbl)
East	6	6	26	24	27
Gulf Coast	144	148	606	1,164	1,530
West	34	45	180	214	172
Canada	6	6	18	13	18
Produced Natural Gas Sales Price ($/Mcf)(2)
East	$8.28	$8.08	$7.78	$7.99	$8.02
Gulf Coast	8.30	7.75	8.03	7.37	6.38
West	7.26	6.51	6.13	6.05	6.00
Canada	7.38	7.46	5.47	6.18	6.79
Weighted Average	7.92	7.42	7.23	7.13	6.74
Produced Crude/Condensate Sales Price ($/Bbl)
East	$90.04	$53.49	$66.97	$62.03	$53.84
Gulf Coast	84.58	53.07	67.17	65.44	42.81
West	95.66	54.17	67.86	63.36	55.37
Canada	79.38	54.44	59.96	60.55	43.39
Weighted Average	86.55	53.36	67.16	65.03	44.19
Production Costs ($/Mcfe)(3)
East	$1.49	$1.24	$1.37	$1.12	$1.09
Gulf Coast	1.20	1.23	1.44	1.37	1.14
West	1.57	1.31	1.27	1.34	1.36
Canada	0.61	0.79	0.84	0.84	1.07
Weighted Average	1.38	1.27	1.36	1.31	1.23

(1)	Bcf means billion cubic feet.
(2)	Represents the average realized sales price for all production volumes and royalty volumes sold during the periods shown, net of related costs (principally purchased gas royalty, transportation and storage). Includes realized impact of derivative instruments.
(3)	Production costs include direct lifting costs (labor, repairs and maintenance, materials and supplies), the costs of administration of production offices, insurance and property and severance taxes, but is exclusive of depreciation and depletion applicable to capitalized lease acquisition, exploration and development expenditures.

RISK FACTORS

You should carefully consider the risks described below and the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before deciding to invest in our securities. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected.

Natural gas and oil prices fluctuate widely, and low prices for an extended period of time are likely to have a material adverse impact on our business.

Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for natural gas and, to a lesser extent, oil. Lower commodity prices may reduce the amount of natural gas and oil that we can produce economically. Historically, natural gas and oil prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile. Depressed prices in the future would have a negative impact on our future financial results. Because our reserves are predominantly natural gas, changes in natural gas prices have a particularly large impact on our financial results.

Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control.

These factors include:

•	the level of consumer product demand;

•	weather conditions;

•	political conditions in natural gas and oil producing regions, including the Middle East;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the price of foreign imports;

•	actions of governmental authorities;

•	pipeline availability and capacity constraints;

•	inventory storage levels;

•	domestic and foreign governmental regulations;

•	the price, availability and acceptance of alternative fuels; and

•	overall economic conditions.

These factors and the volatile nature of the energy markets make it impossible to predict with any certainty the future prices of natural gas and oil. If natural gas prices decline significantly for a sustained period of time, the lower prices may adversely affect our ability to make planned expenditures, raise additional capital or meet our financial obligations.

Acquired properties may not be worth what we pay due to uncertainties in evaluating recoverable reserves and other expected benefits, as well as potential liabilities.

Successful property acquisitions require an assessment of a number of factors beyond our control. These factors include exploration potential, future natural gas and oil prices, operating costs, and potential environmental and other liabilities. These assessments are complex and inherently imprecise.

Our review of the properties we have agreed to acquire in the East Texas Acquisition will not necessarily reveal all existing or potential problems. In addition, our review may not allow us to fully assess the potential deficiencies of the properties. We do not inspect every well, and even when we inspect a well we may not discover structural, subsurface, or environmental problems that may exist or arise. We may not be entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and our contractual indemnification may not be effective. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

The integration of the properties we acquire will be difficult, and may divert management’s attention away from our existing operations.

The integration of the properties we acquire could be difficult, and may divert management’s attention and financial resources away from our existing operations. These difficulties include:

•	the challenge of integrating the acquired properties while carrying on the ongoing operations of our business; and

•	the possibility of faulty assumptions underlying our expectations.

The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our existing business. If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

Drilling natural gas and oil wells is a high-risk activity.

Our growth is materially dependent upon the success of our drilling program. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

•	unexpected drilling conditions, pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs or crews and the delivery of equipment.

Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may ultimately not be able to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may not be able to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

•	the results of exploration efforts and the acquisition, review and analysis of the seismic data;

•	the availability of sufficient capital resources to us and the other participants for the drilling of the prospects;

•	the approval of the prospects by other participants after additional data has been compiled;

•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews;

•	our financial resources and results; and

•	the availability of leases and permits on reasonable terms for the prospects.

These projects may not be successfully developed and the wells, if drilled, may not encounter reservoirs of commercially productive natural gas or oil.

High demand for field services and equipment and the ability of suppliers to meet that demand may limit our ability to drill and produce our natural gas and oil properties.

Due to current industry demands, well service providers and related equipment and personnel are in short supply. This may cause escalating prices, delays in drilling and other exploration activities, the possibility of poor services coupled with potential damage to downhole reservoirs and personnel injuries. Such pressures would likely increase the actual cost of services, extend the time to secure such services and add costs for damages due to any accidents sustained from the over use of equipment and inexperienced personnel.

Our proved reserves are estimates. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value of our reserves to be overstated or understated.

Reserve engineering is a subjective process of estimating underground accumulations of natural gas and crude oil that cannot be measured in an exact manner. The process of estimating quantities of proved reserves is complex and inherently imprecise, and the reserve data included in this document are only estimates. The process relies on interpretations of available geologic, geophysical, engineering and production data. The extent, quality and reliability of this technical data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as natural gas and oil prices. Additional assumptions include drilling and operating expenses, capital expenditures, taxes and availability of funds.

Results of drilling, testing and production subsequent to the date of an estimate may justify revising the original estimate. Accordingly, initial reserve estimates often vary from the quantities of natural gas and crude oil that are ultimately recovered, and such variances may be material. Any significant variance could reduce the estimated quantities and present value of our reserves.

You should not assume that the present value of future net cash flows from our proved reserves is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with the Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

Our future performance depends on our ability to find or acquire additional natural gas and oil reserves that are economically recoverable.

In general, the production rate of natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless we successfully replace the reserves that we produce, our reserves will decline, eventually resulting in a decrease in natural gas and oil production and lower revenues and cash flow from operations. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. We may not be able to replace reserves through our exploration, development and exploitation activities or by acquiring properties at acceptable costs. Low natural gas and oil prices may further limit the kinds of reserves that we can develop economically. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures.

Our reserve report estimates that production from our proved developed producing reserves as of December 31, 2007 will decline at estimated rates of three percent, 15%, 13% and 10% during 2008, 2009, 2010 and 2011, respectively. Future development of proved undeveloped and other reserves currently not classified as proved developed producing will impact these rates of decline. Because of higher initial decline rates from newly developed reserves, we consider this pattern fairly typical.

Exploration, development and exploitation activities involve numerous risks that may result in dry holes, the failure to produce natural gas and oil in commercial quantities and the inability to fully produce discovered reserves.

From time to time, we may identify and evaluate opportunities to acquire natural gas and oil properties. We may not be able to successfully consummate any acquisition, to acquire producing natural gas and oil properties that contain economically recoverable reserves, or to integrate the properties into our operations profitably.

We face a variety of hazards and risks that could cause substantial financial losses.

Our business involves a variety of operating risks, including:

•	blowouts, cratering and explosions;

•	mechanical problems;

•	uncontrolled flows of natural gas, oil or well fluids;

•	fires;

•	formations with abnormal pressures;

•	pollution and other environmental risks; and

•	natural disasters.

In addition, we conduct operations in shallow offshore areas (largely coastal waters), which are subject to additional hazards of marine operations, such as capsizing, collision and damage from severe weather. Any of these events could result in injury or loss of human life, loss of hydrocarbons, significant damage to or destruction of property, environmental pollution, regulatory investigations and penalties, impairment of our operations and substantial losses to us.

Our operation of natural gas gathering and pipeline systems also involves various risks, including the risk of explosions and environmental hazards caused by pipeline leaks and ruptures. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase these risks. As of December 31, 2007, we owned or operated approximately 3,300 miles of natural gas gathering and pipeline systems. As part of our normal maintenance program, we have identified certain segments of our pipelines that we believe periodically require repair, replacement or additional maintenance.

We may not be insured against all of the operating risks to which we are exposed.

We maintain insurance against some, but not all, of these risks and losses. We do not carry business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. Non-operated wells represented approximately 15% of our total owned gross wells, or approximately 4.7% of our owned net wells, as of December 31, 2007. We have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interest could reduce our production and revenues. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and lead to unexpected future costs.

Terrorist activities and the potential for military and other actions could adversely affect our business.

The threat of terrorism and the impact of military and other action have caused instability in world financial markets and could lead to increased volatility in prices for natural gas and oil, all of which could adversely affect the markets for our operations. Future acts of terrorism could be directed against companies operating in the United States. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse effect on our business.

Our ability to sell our natural gas and oil production could be materially harmed if we fail to obtain adequate services such as transportation and processing.

The sale of our natural gas and oil production depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain these services on acceptable terms could materially harm our business.

Competition in our industry is intense, and many of our competitors have substantially greater financial and technological resources than we do, which could adversely affect our competitive position.

Competition in the natural gas and oil industry is intense. Major and independent natural gas and oil companies actively bid for desirable natural gas and oil properties, as well as for the equipment and labor required to operate and develop these properties. Our competitive position is affected by price, contract terms and quality of service, including pipeline connection times, distribution efficiencies and reliable delivery record. Many of our competitors have financial and technological resources and exploration and development budgets that are substantially greater than ours. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry.

We may have hedging arrangements that expose us to risk of financial loss and limit the benefit to us of increases in prices for natural gas and oil.

From time to time, when we believe that market conditions are favorable, we use certain derivative financial instruments to manage price risks associated with our future production in all of our regions. While there are many different types of derivatives available, in 2007 we employed natural gas price collar and swap agreements and crude oil price collar agreements covering portions of our 2007 production and anticipated 2008 production to attempt to manage price risk more effectively. The collar arrangements are put and call options used to establish floor and ceiling commodity prices for a fixed volume of production during a certain time period. They provide for payments to counterparties if the index price exceeds the ceiling and payments from the counterparties if the index price is below the floor. The price swaps call for payments to, or receipts from, counterparties based on whether the market price of natural gas for the period is greater or less than the fixed price established for that period when the swap is put in place. These hedging arrangements limit the benefit to us of increases in prices. In addition, these arrangements expose us to risks of financial loss in a variety of circumstances, including when:

•	a counterparty is unable to satisfy its obligations;

•	production is less than expected; or

•	there is an adverse change in the expected differential between the underlying price in the derivative instrument and actual prices received for our production.

We will continue to evaluate the benefit of employing derivatives in the future.

The loss of key personnel could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of key management and technical personnel, and one or more of these individuals could leave our employment. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us. In addition, our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers and other professionals. Competition for experienced geologists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to extensive federal, state and local laws and regulations, including tax laws and regulations and those relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. These laws and regulations can adversely affect the cost, manner or feasibility of doing business. Many laws and regulations require permits for the operation of various facilities, and these permits are subject to revocation, modification and renewal. As a result of recent activity levels, the time to obtain permits and approvals in some regions has increased, which may result in delays in drilling and production schedules. Governmental authorities have the power to enforce compliance with their regulations, and violations could subject us to fines, injunctions or both. These laws and regulations have increased the costs of planning, designing, drilling, installing and operating natural gas and oil facilities. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. Risks of substantial costs and liabilities related to environmental compliance issues are inherent in natural gas and oil operations. It is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or persons resulting from natural gas and oil production, would result in substantial costs and liabilities.

Provisions of Delaware law and our bylaws and charter could discourage change in control transactions and prevent stockholders from receiving a premium on their investment.

Our bylaws provide for a classified board of directors with staggered terms, and our charter authorizes our board of directors to set the terms of preferred stock. In addition, Delaware law contains provisions that impose restrictions on business combinations with interested parties. Our bylaws prohibit stockholder action by written consent and limit stockholder proposals at meetings of stockholders. We also have adopted a stockholder rights plan. Because of our stockholder rights plan and these provisions of our charter, bylaws and Delaware law, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by an incumbent board of directors.

The personal liability of our directors for monetary damages for breach of their fiduciary duty of care is limited by the Delaware General Corporation Law and by our certificate of incorporation.

The Delaware General Corporation Law allows corporations to limit available relief for the breach of directors’ duty of care to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the company or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $245 million, or approximately $282 million if the underwriters’ over-allotment option is exercised in full, based on an assumed offering price to the public of $71.11 per share and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use substantially all of the net proceeds from this offering, together with the proceeds of a private placement of long-term debt and borrowings under our revolving credit agreement, to fund the purchase price related to our pending East Texas Acquisition and to pay related fees and expenses. We are currently seeking to privately place $250 million of notes, although the actual placement may be higher or lower than this amount, and will borrow the balance of the funds needed under our revolving credit agreement. The offering under this prospectus supplement is not conditioned on the closing of the private placement of the notes. If the private placement is not consummated, we would seek other debt financing to fund the balance of the purchase price for the East Texas Acquisition. In addition, the closing of the East Texas Acquisition is subject to the satisfaction of customary closing conditions, but this offering is not conditioned upon the closing of the East Texas Acquisition.

Any net proceeds from this offering that we do not use for the purposes described above will be used for general corporate purposes, which may include funding capital expenditures related to our drilling activities. Pending the application of the net proceeds from this offering as described above, we may use the net proceeds to reduce temporarily outstanding borrowings under our $350 million revolving credit facility. As of June 18, 2008, borrowings under our revolving credit facility totaled $300 million.

PRICE RANGE OF COMMON STOCK

The common stock is listed and principally traded on the New York Stock Exchange under the ticker symbol “COG.” The following table presents the high and low closing sales prices per share of the common stock during certain periods, as reported in the consolidated transaction reporting system. Cash dividends paid per share of the common stock are also shown. A regular dividend has been declared each quarter since we became a public company in 1990.

On February 23, 2007, our board of directors declared a 2-for-1 split of our common stock in the form of a stock distribution. The stock dividend was distributed on March 30, 2007 to stockholders of record on March 16, 2007. All common stock accounts and per share data, including cash dividends per share, have been retroactively adjusted to give effect to the 2-for-1 split of our common stock. After the stock split, the dividend was increased to $0.03 per share per quarter, or a 50% increase from pre-split levels.

	High	Low	Dividends
2008
First Quarter	$53.41	$37.67	$0.03
Second Quarter (through June 17, 2008)	$71.11	$51.48	$0.03
2007
First Quarter	$35.29	$28.06	$0.02
Second Quarter	$41.88	$34.55	$0.03
Third Quarter	$38.39	$31.55	$0.03
Fourth Quarter	$40.90	$33.59	$0.03
2006
First Quarter	$26.01	$21.59	$0.02
Second Quarter	$27.22	$19.21	$0.02
Third Quarter	$27.58	$22.08	$0.02
Fourth Quarter	$32.86	$22.19	$0.02

As of May 31, 2008, there were approximately 560 registered holders of the common stock. Shareholders include individuals, brokers, nominees, custodians, trustees, and institutions such as banks, insurance companies and pension funds. Many of these hold large blocks of stock on behalf of other individuals or firms.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the sole representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
KeyBanc Capital Markets Inc.
Banc of America Securities LLC
BMO Capital Markets Corp.
Howard Weil Incorporated
Jefferies & Company, Inc.
J.P. Morgan Securities Inc.
Tristone Capital Co.
Tudor, Pickering, Holt & Co. Securities, Inc.

Total	3,600,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to purchase up to an additional 540,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 540,000 additional shares.

Paid by Cabot	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial price to public. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and all of our directors and officers have agreed that, without the prior written consent of Goldman, Sachs & Co., we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock or securities substantially similar thereto, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock or any such substantially similar securities, enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition, including without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the shares of common stock or with respect to any security that includes, relates to, or derives any significant part of its value from shares of common stock for a period of 75 days from the date of this prospectus supplement. This agreement does not apply to any existing employee benefit plans or, with respect to our directors and officers, to:

•	dispositions as bona fide gifts or transfers by will or intestacy; and

•

entry into a plan designed to comply with Rule 10b5-1 under the Exchange Act on or after the date of the lock-up agreement under which no shares of common stock may be sold, transferred or disposed of during the lock-up period.

Goldman, Sachs & Co., in its sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release shares of common stock and other securities from lock-up agreements, Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Goldman, Sachs & Co. has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the company was not an authorized person, apply to the company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $500,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services to us, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are lenders under our revolving credit facility.

FORWARD-LOOKING INFORMATION

The statements regarding future financial and operating performance and results, market prices, future hedging activities, and other statements that are not historical facts contained in this report are forward-looking statements. The words “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “budget,” “plan,” “forecast,” “predict,” “may,” “should,” “could,” “will” and similar expressions are also intended to identify forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, market factors, market prices (including regional basis differentials) of natural gas and oil, results for future drilling and marketing activity, future production and costs and other factors detailed herein and in our other SEC filings. See “Risk Factors” for additional information about these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

LEGAL MATTERS

The validity of the shares of common stock to be sold in this offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Cabot Oil & Gas Corporation for the three month periods ended March 31, 2008 and 2007, incorporated by reference in the accompanying prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 5, 2008 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

EXPERTS

We have incorporated in the accompanying prospectus by reference the review letter of Miller and Lents, Ltd., independent oil and gas consultants, dated February 6, 2008 with respect to certain proved reserve estimates prepared by us in reliance on the authority of that firm as experts in petroleum engineering and appearing in our Annual Report on Form 10-K for the year ended December 31, 2007.

Prospectus

Cabot Oil & Gas Corporation

Common Stock

This prospectus contains summaries of the general terms of the shares of common stock and the general manner in which they will be offered for sale. At the time of each offering, we will provide the specific terms, manner of offering and the initial offering price to public of the securities in a supplement to this prospectus. The prospectus supplements may add to, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest. Cabot Oil & Gas Corporation common stock is traded on the New York Stock Exchange under the trading symbol “COG.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 18, 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

ABOUT CABOT OIL & GAS CORPORATION

We are an independent oil and gas company engaged in the development, exploitation and exploration of oil and gas properties located in North America. Our five principal areas of operation are the Appalachian Basin, onshore Gulf Coast, including south and east Texas and north Louisiana, the Rocky Mountains, the Anadarko Basin and the deep gas basin of Western Canada. Operationally, we have four regional offices located in Houston, Texas; Charleston, West Virginia; Denver, Colorado; and Calgary, Alberta. Our principal executive office is located at 1200 Enclave Parkway, Houston, Texas 77077, telephone (281) 589-4600.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Cabot at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Our Internet site is located at http://www.cabotog.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available, free of charge, through our Internet site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our Internet site or any other Internet site is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) until the termination of this offering. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC on February 27, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed with the SEC on May 5, 2008;

•	our Current Reports on Form 8-K as filed with the SEC on January 18, 2008, February 26, 2008, June 9, 2008 and June 18, 2008 (excluding the information furnished pursuant to Item 7.01 thereof); and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on January 24, 1990, as amended by Form 8-K dated July 1, 2002 and Form 8-K dated June 1, 2006, and the description of Rights to Purchase Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed April 1, 1991, as amended by Form 8-K dated December 8, 2000, Form 8-K dated July 1, 2002 and Form 8-K dated June 1, 2006, as we may further update these descriptions from time to time.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning Cabot at the following address:

Cabot Oil & Gas Corporation

1200 Enclave Parkway

Houston, TX 77077-1607

Attention: Lisa A. Machesney

Telephone: (281) 589-4600

You should rely only on the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement and any applicable pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

The statements regarding future financial and operating performance and results, market prices, future hedging activities, and other statements that are not historical facts contained in this prospectus are forward-looking statements. The words “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “budget,” “plan,” “forecast,” “predict,” “may,” “should,” “could,” “will” and similar expressions are also intended to identify forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, market factors, market prices (including regional basis differentials) of natural gas and oil, results for future drilling and marketing activity, future production and costs and other factors detailed herein and in our other SEC filings. Please read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 for additional information about these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including repayment or refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of 120 million shares of common stock, par value $0.10 per share, and 5 million shares of preferred stock, par value $0.10 per share, issuable in series.

Common Stock

Holders of common stock may receive dividends if and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations to holders of any preferred stock and covenants contained in debt agreements. Holders of common stock are entitled to one vote per share on matters submitted to them. Cumulative voting of shares is prohibited, meaning that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. The common stock has no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund.

If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions.

All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

The common stock is listed on the New York Stock Exchange and trades under the symbol “COG.”

Preferred Stock

Our board of directors is allowed, without action by stockholders, to issue one or more series of preferred stock. The board of directors can also determine the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of a series of the preferred stock.

Staggered Board of Directors

Our bylaws divide our board of directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. The bylaws also provide that the classified board provision may not be amended without the affirmative vote of a majority of the voting power of our capital stock. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors, unless the bylaws are amended.

Stockholder Rights Plan

Our board of directors has adopted a preferred stock purchase rights plan. Under the plan, each share of common stock currently includes one right to purchase preferred stock. We have summarized selected provisions of the rights below. This summary is not complete. We have previously filed the rights agreement, as amended, with the SEC, and you should read it for provisions that may be important to you.

Currently, the rights are not exercisable and are attached to all outstanding shares of common stock. The rights will separate from the common stock and become exercisable:

•

ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of the outstanding common stock, or

•	ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of the outstanding common stock.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten business days after the start of a tender or exchange offer referred to in the second bullet point. A 15% beneficial owner is referred to as an “acquiring person” under the plan. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from Cabot one-third of one one-hundredth of a share of junior participating preferred stock for a purchase price of approximately $18.33, or $55.00 for each one one-hundredth of a share. The rights will expire at the close of business on January 21, 2010, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of common stock for one-half the current market price (as defined in the rights agreement) of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If our board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold or transferred, each holder of a right will have the right to purchase shares of common stock of the acquiring company at a price of one-half the current market price of that stock. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until a person has become an acquiring person, our board may decide to redeem the rights at a price of one-third of one cent per right, payable in cash, shares of common stock or other consideration.

At any time after a flip-in event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of common stock, our board may decide to exchange the rights for shares of common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than certain provisions relating to the principal economic terms of the rights, the rights agreement may be amended by our board of directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

Delaware Anti-Takeover Statute

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

•

upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

Limitation on Directors’ Liability

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the company or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the offered securities and certain other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Cabot Oil & Gas Corporation for the three month periods ended March 31, 2008 and 2007, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 5, 2008 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

EXPERTS

We have incorporated in this prospectus by reference the review letter of Miller and Lents, Ltd., independent oil and gas consultants, dated February 6, 2008 with respect to certain proved reserve estimates prepared by us in reliance on the authority of that firm as experts in petroleum engineering and appearing in our Annual Report on Form 10-K for the year ended December 31, 2007.

3,600,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

KeyBanc Capital Markets

Banc of America Securities LLC

BMO Capital Markets

Howard Weil Incorporated

Jefferies & Company

JPMorgan

Tristone Capital

Tudor, Pickering, Holt & Co.